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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ________________

                                   FORM 6-K
                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                       Commission File Number:  0-30320

                              TRINTECH GROUP PLC
            (Exact name of registrant as specified in its charter)


                                    Ireland
                (Jurisdiction of incorporation or organization)


                              Trintech Group PLC
                               Trintech Building
                          South County Business Park
                                 Leopardstown
                              Dublin 18, Ireland

                   (Address of principal executive offices)


Indicate by check whether the registrant files or will file annual reports under
                            Form 20-F or Form 40-F.

                    Form 20-F     X     Form 40-F  _________
                               -------

Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

                        Yes   _________  No     X
                                             -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection Rule 12g3-2(b):
          82-   N/A
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                              TRINTECH GROUP PLC
                                   Form 6-K

  On November 13, 2000, Trintech Group PLC, a leading provider of secure electronic payment infrastructure solutions, announced that it had completed the acquisition of the assets of Sursoft, a privately held Latin American card management software company, which was previously announced on September 13, 2000.

  The total consideration of approximately U.S. $10.7 million is being effected through the issuance of ordinary shares with a value of U.S. $3.5 million, U.S. $5.0 million in cash and a five-year performance earn-out of at least U.S. $2.2 million.


SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    TRINTECH GROUP PLC



                                    By:  /s/  John McGuire
                                         -----------------
                                         John McGuire
                                         Chief Executive Officer

Dated:  November 16, 2000
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